UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Gehl Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368483103

(CUSIP Number)

Neuson Kramer Baumaschinen AG

Ing. Johann Neunteufel

Haidfeldstrasse 37

A-4060 Leonding

Austria, Europe

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mag. Christiane Schneglberger, Haidfeldstrasse 37, A-4060 Leonding,

Tel.Nr.: 0043-732-90-590-190

September 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368483103		Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neuson Finance GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 504,148 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 504,148 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,148 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 368483103		Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neuson Kramer Baumaschinen AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 504,148 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 504,148 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,148 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 368483103		Schedule 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PIN Privatstiftung

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 504,148 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 504,148 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 504,148 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.2%

14.	Type of Reporting Person (See Instructions) OO

The following constitutes Amendment No. 3 (Amendment No. 3) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D, as previously amended by Amendment No. 1 thereto and Amendment No. 2 thereto, as specifically set forth below.  This Amendment No. 3 is being filed on behalf of each of the Reporting Persons (as defined below).

Unless otherwise indicated herein, all capitalized terms used herein shall have the meaning given to them in Amendment No. 3, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Except as described under Item 5. below, Neuson Kramer Finance GmbH, Neuson Kramer Baumaschinen AG and PIN Privatstiftung (together, the “Reporting Persons”) do not have any present plans or proposals that relate to, or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4. of Schedule 13D.  The Reporting Persons maintain the right to formulate plans or make proposals and take actions with respect to their investment in Gehl Company (the “Company”), including any or all of the items set forth in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                                  As of September 26, 2005, the Reporting Persons beneficially own 504,148 shares of the Company’s common stock (the “Shares”), constituting approximately 4.2% of the Company’s outstanding common stock.

(b)           Neuson Kramer Finance GmbH has sole voting power and sole dispositive power with respect to 0 Shares.  Neuson Kramer Baumaschinen AG has sole voting power and sole dispositive power with respect to 0 Shares.  PIN Privatstitftung has sole voting power and sole dispositive power with respect to 0 Shares.  Each of the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 504,148 Shares.

(c) The following table sets forth all transactions with respect to the Shares effected since the most recent filing on Form 13D on August 24, 2005 by the Reporting Persons:

Name	Date	Number of Shares Sold	Price Per Share
Neuson Finance GmbH	September 26, 2005	646,875	$26.504

The transaction set forth in the table above was effected pursuant to an Underwriting Agreement, dated September 21, 2005, among the Company, Neuson Finance GmbH, Neuson Kramer Baumaschinen AG and Robert W. Baird & Co. Incorporated and Harris Nesbitt Corp., as representatives of the several underwriters (the “Underwriting Agreement”), which is incorporated by reference to Exhibit 1 to the Current Report on Form 8-K filed by the Company with the SEC on September 21, 2005.  Pursuant to the Underwriting Agreement, Neuson Finance GmbH agreed to sell to the underwriters up to 562,500 Shares for $28.12 per share, less underwriting discounts and commissions of $1.616 per share, or $26.504 per share.  In addition, Neuson Finance GmbH granted the underwriters an option (which option was exercised in full on September 23, 2005) to purchase an additional 84,375 Shares for $28.12 per share, less underwriting discounts and commissions of $1.616 per share, or $26.504 per share.

(e) On September 26, 2005 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Company’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described under Item 5. above, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to any of the Company’s securities.
Item 7.	Material to Be Filed as Exhibits

1.  Joint Filing Agreement, dated July 14, 2005, by and among Neuson Finance GmbH, Neuson Kramer Baumaschinen AG and PIN Privatstiftung, incorporated by reference to Exhibit 1 to Amendment No. 1 to Form 13-D filed with the SEC on July 20, 2005.

2.  Underwriting Agreement, dated September 21, 2005, by and among Neuson Finance GmbH, Neuson Kramer Baumaschinen AG, Gehl Company and Robert W. Baird & Co. Incorporated and Harris Nesbitt Corp., as representatives of the several underwriters, incorporated by reference to Exhibit 1 to the Current Report on Form 8-K filed by Gehl Company with the SEC on September 21, 2005.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2005

NEUSON FINANCE GMBH

By:	/s/ Günther Binder
Name: Günther Binder
Title: Managing Director

NEUSON KRAMER BAUMASCHINEN AG

By:	/s/ Johann Neunteufel
Name: Johann Neunteufel
Title: Managing Director

NEUSON KRAMER BAUMASCHINEN AG

By:	/s/ Günther Binder
Name: Günther Binder
Title: Managing Director

PIN PRIVATSTIFTUNG

By:	/s/ Johann Neunteufel
Name: Johann Neunteufel
Title: Managing Director

EXHIBIT INDEX

1.  Joint Filing Agreement, dated July 14, 2005, by and among Neuson Finance GmbH, Neuson Kramer Baumaschinen AG and PIT Privatstiftung, incorporated by reference to Exhibit 1 to Amendment No. 1 to Form 13-D filed with the SEC on July 20, 2005.

2.  Underwriting Agreement, dated September 20, 2005, by and among Neuson Finance GmbH, Neuson Kramer Baumaschinen AG, Gehl Company and Robert W. Baird & Co. Incorporated and Harris Nesbitt Corp., as representatives of the several underwriters, incorporated by reference to Exhibit 1 to the Current Report on Form 8-K filed by Gehl Company with the SEC on September 21, 2005.